UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release

SQM REPORTS EARNINGS FOR THE THIRD QUARTER OF 2021

Highlights

•	SQM reported net income(1) for the nine months ended September 30, 2021 of US$263.9 million compared to US$97.5 million for the same period the year before. Earnings per share totaled US$0.92(2) for the first nine months of 2021, higher than the US$0.37(2) reported for the first nine months of 2020.

•	Revenues for the nine months ended September 30, 2021 were US$1,778.0 million.

•	Higher sales volumes and average prices in almost all of our business lines during the first nine months of 2021 when compared to the same period last year.

•	SQM recently qualified for both the DJSI Chile Index and DJSI MILA Pacific Alliance Index.

SQM will hold a conference call to discuss these results on Thursday, November 18, at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free):              1-855-238-1018

Participant International Dial-In:              1-412-542-4107

Webcast:                        https://services.choruscall.com/links/sqm211118.html

Santiago, Chile. November 17, 2021.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2021 of US$263.9 million (US$0.92(2) per ADR), an increase from US$97.5 million (US$0.37(2) per ADR) for the nine months ended September 30, 2020(3).

Gross profit(4) reached US$547.3 million (30.8% of revenues) for the nine months ended September 30, 2021, higher than US$350.4 million (26.9% of revenues) recorded for the nine months ended September 30, 2020. Revenues totaled US$1,778.0 million for the nine months ended September 30, 2021, representing an increase of 36.4% compared to US$1,303.4 million reported for the nine months ended September 30, 2020.

The Company also announced earnings for the third quarter of 2021, reporting net income of US$106.1 million (US$0.37(2) per ADR) compared to US$1.7 million (US$0.01(2) per ADR) for the third quarter of 2020. Gross profit(4) for the third quarter of 2021 reached US$224.8 million, higher than the US$114.8 million recorded for the third quarter of 2020. Revenues totaled US$661.6 million, an increase of approximately 46.1% compared to the third quarter of 2020, when revenues amounted to US$452.9 million.

El Trovador 4285

Las Condes, Santiago, Chile

75500

sqm.com

1

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We reported a significantly higher net income for the nine months ended September 30, 2021 when compared to the similar period of 2020. These results were primary driven by much higher sales volumes in lithium, iodine, specialty plant nutrition and potassium business lines as well as higher realized prices in all our business lines”.

He continued by saying, “The expansion of our lithium operations is yielding positive results, letting us increase our sales volumes more than 80% when compared to last year. We are already producing at rate higher than 120,000 metric tons per year, while we continue working to reach 180,000 metric tons capacity next year. We are confident that our sales volumes could reach close to 100,000 metric tons this year, on a market that we estimate will grow close to 50%. This market growth is putting pressure on prices, as a result, we forecast average prices to be close to 50% higher in the fourth quarter this year when compared to prices reported in the third quarter 2021”.

"In the iodine market, the rapid post-Covid recovery is being reflected in a 25% increase in our sales volumes in the first three quarters of 2021 compared to the same period last year. This strong demand growth should have a positive impact on prices going forward since supply is not keeping up.”

The CEO continued by saying, “Given the existing shortage of potash and potassium-based fertilizers, we have seen a significant increase of global potassium prices, letting us report an over 65% increase of our average price in potassium business line during the third quarter of 2021 when compared to the same period last year. This positive trend should continue during the fourth quarter, with prices of potassium-based fertilizers growing at a rate higher than earlier anticipated”.

The CEO closed by saying, “The positive trends we are seeing in each of the markets in which we participate, along with the expiration of the legacy lithium contracts, are leading us to reach record-level results in the fourth quarter of this year”.

Sustainable Development

We continue with the implementation of our Sustainable development plan, focusing on reducing our emissions, water and brine usage, strengthen our relationships with communities and contributing to the regional development. For the second year, we were qualified for DJSI Chile Index and DJSI MILA Pacific Alliance Index.

During the third quarter we submitted our first disclosure report under Climate Disclosure Project (CDP) Climate change guidance and completed self-evaluation process under The Initiative for Responsible Mining Assurance (IRMA). We are also extremely pleased with the successful placement of our first green bond of US$700 million which proceeds will be used to finance lithium capacity expansion projects that contribute to the low-carbon transition through clean transportation and energy storage solutions.

Recently we joined the Race to Zero initiative which focuses on the immediate actions to reduce global emissions by 2030. Race to Zero is an initiative from the United Nations Framework Convention on Climate Change (UNFCCC). It is an external validation of SQM’s sustainable development plan to become carbon neutral in lithium, iodine, and potassium chloride products. Race to Zero is based on 4 meta-criteria: Pledge, Plan, Proceed and Publish. This implies the use of science-based targets and ties in with our ongoing work with the CDP to limit global warming to 1.5°C.

As part of Race to Zero initiative and our aim to reduce our logistics carbon footprint, we have introduced Chile´s first high tonnage electric truck which will be operating on the route between Coya Sur and Tocopilla. If this project is successful, we expect to continue replacing diesel power trucks by electric ones in our operations.

SQM S.A. 3Q2021 Earnings release	2

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$483.4 million during the nine months ended September 30, 2021, an increase of 96.1% compared to US$246.5 million recorded for the nine months ended September 30, 2020.

Revenues for lithium and derivatives during the third quarter of 2021 increased 94.4% compared to the third quarter of 2020. Total revenues amounted to US$185.2 million during the third quarter of 2021, compared to US$95.3 million in the third quarter of 2020.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2021	9M2020	2021/2020
Lithium and Derivatives	Th. MT	70.0	38.8	31.2	80%
Lithium and Derivatives Revenues	MUS$	483.4	246.5	237.0	96%

		3Q2021	3Q2020	2021/2020
Lithium and Derivatives	Th. MT	22.0	17.7	4.3	24%
Lithium and Derivatives Revenues	MUS$	185.2	95.3	89.9	94%

Our sales volumes in the lithium and derivatives business line reached 22,000 metric tons during the third quarter 2021, an increase of almost 24% when compared to the third quarter of 2020. Total sales volumes for the nine months of this year reached over 70,000 metric ton, an over 80% increase when compared to the same period last year. This was in line with our expectations as we have reached a total capacity of 120,000 metric tons of lithium carbonate this year and have increased our customer portfolio significantly. We now expect to sell almost 100,000 metric tons of lithium carbonate equivalent in 2021 and look forward to growing our sales volumes in 2022.

We believe that demand growth for lithium this year could reach close to 50% when compared to 2020, driven by a significant growth of electric vehicle sales during the year. As new supply was slower to enter the market, lithium prices increased significantly throughout the year. Our average price in the third quarter 2021 was over 50% higher than price seen in the same period last year and 25% higher than price reported last quarter. We expect our average price to increase further during the fourth quarter, as the legacy contracts continue to expire.

We remain on target to increase our lithium carbonate and lithium hydroxide production capacity to 180,000 and 30,000 metric tons per year, respectively, in 2022. At the same time, we are seeing a very good progress on the mine and refinery construction work we have started at our Mt. Holland project in Western Australia.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 32% of SQM’s consolidated gross profit for the nine months ended September 30, 2021.

SQM S.A. 3Q2021 Earnings release	3

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2021 totaled US$640.5 million, a 22.5% increase than compared to US$522.6 million reported for the nine months ended September 30, 2020.

Third quarter 2021 revenues reached US$229.2 million, a 31.1% increase than compared to US$174.8 million reported in the third quarter of 2020.

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2021	9M2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	869.5	771.2	98.3	13%
Sodium Nitrate	Th. MT	19.3	18.8	0.5	3%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	484.7	438.5	46.3	11%
Specialty Blends	Th. MT	241.9	193.5	48.4	25%
Other specialty plant nutrients (*)	Th. MT	123.5	120.4	3.1	3%
Specialty Plant Nutrition Revenues	MUS$	640.5	522.6	117.8	23%

		3Q2021	3Q2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	292.8	270.0	22.8	8%
Sodium Nitrate	Th. MT	3.8	6.0	-2.3	-38%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	147.3	138.2	9.1	7%
Specialty Blends	Th. MT	102.9	89.3	13.7	15%
Other specialty plant nutrients (*)	Th. MT	38.8	36.5	2.3	6%
Specialty Plant Nutrition Revenues	MUS$	229.2	174.8	54.4	31%

*Includes trading of other specialty fertilizers.

The sales volumes in the Specialty Plant Nutrition business line increase over 12% during the nine months of 2021 when compared to the same period last year. We expect that our total annual sales volumes could increase approximately 5-7% during 2021 compared to 2020.

Due to export restrictions on nitrogen products in certain markets and continued logistics interruptions, we are seeing a meaningful shortage of potassium and sodium nitrate products globally. That coupled with a significant increase of potash and ammonia prices, has resulted in higher average prices of potassium nitrate, with our average prices increasing over 20% in the third quarter of 2021 when compared to the same period last year. Given the current market conditions, we anticipate that our average potassium nitrate prices will continue to increase in the coming quarters, reaching over US$1,000 per metric ton. We also expect a slightly lower potassium nitrate market demand growth of approximately 3% this year compared to our previous estimates.

SPN gross profit(4) accounted for approximately 29% of SQM’s consolidated gross profit for the nine months ended September 30, 2021.

SQM S.A. 3Q2021 Earnings release	4

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2021 totaled US$328.1 million, an increase of 24.9% compared to US$262.7 million reported for the nine months ended September 30, 2020.

Iodine and derivatives revenues for the third quarter of 2021 amounted to US$108.6 million, an increase of 46.6% compared to US$74.1 million recorded during the third quarter of 2020.

Iodine and Derivative Sales Volumes and Revenues:

		9M2021	9M2020	2021/2020
Iodine and Derivatives	Th. MT	9.5	7.6	1.9	25%
Iodine and Derivatives Revenues	MUS$	328.1	262.7	65.4	25%

		3Q2021	3Q2020	2021/2020
Iodine and Derivatives	Th. MT	3.1	2.2	0.9	43%
Iodine and Derivatives Revenues	MUS$	108.6	74.1	34.5	47%

Higher iodine and derivatives revenues were attributable to higher sales volumes during the first nine months of 2021 as a result of market demand growth following post-Covid-19 recovery. We believe that our sales volumes will be significantly higher this year, reaching almost 12,500 metric tons. Our average price in iodine and derivatives business line has been relatively stable over the last several quarter, however, due to limited supply capacity, we expect to see our prices increase in the fourth quarter of 2021.

We are working diligently on increasing our iodine capacity to meet demand expectations of our customers. In the beginning of 2023, we expect to ramp up additional 1,000 metric tons of iodine capacity, followed by approximately 2,500 metric tons in 2024, all part of our earlier announced growth plan.

Gross profit(4) for the Iodine and Derivatives segment accounted for approximately 26% of SQM’s consolidated gross profit for the nine months ended September 30, 2021.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2021 totaled US$208.0 million, higher than revenues reported during the nine months ended September 30, 2020, which totaled US$143.0 million.

Potassium chloride and potassium sulfate revenues increased in the third quarter of 2021, reaching US$88.7 million, compared to US$65.5 million for the third quarter of 2020.

SQM S.A. 3Q2021 Earnings release	5

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2021	9M2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	588.6	482.1	106.5	22.1%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	208.0	143.0	65.0	45.5%

		3Q2021	3Q2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	201.8	247.5	-45.7	-18%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	88.7	65.5	23.3	36%

Sales volumes of potassium chloride and potassium sulfate for the nine months ended September 30, 2021 totaled approximately 590,000 metric tons, and we now expect to sell close to 900,000 metric tons this year. Average prices in the potassium market increased significantly in the first nine months of the year with our realized average price reaching almost US$440 per metric ton in the third quarter, an increase of over 66% compared to the same period last year. We expect this trend to continue into the fourth quarter with our average prices reaching close to US$700 per metric ton.

Gross profit(4) for potassium chloride and potassium sulfate accounted for approximately 10% of SQM’s consolidated gross profit for the nine months ended September 30, 2021.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2021 reached US$94.4 million, 12.2% lower than US$107.5 million recorded for the nine months ended September 30, 2020.

Revenues for the third quarter of 2021 totaled US$40.5 million, an increase of 19.8% compared to the revenue figures for third quarter of 2020 of US$33.8 million.

SQM S.A. 3Q2021 Earnings release	6

Industrial Chemicals Sales Volumes and Revenues:

		9M2021	9M2020	2021/2020
Industrial Nitrates	Th. MT	123.5	141.9	-18.4	-13%
Industrial Chemicals Revenues	MUS$	94.4	107.5	-13.1	-12%

		3Q2021	3Q2020	2021/2020
Industrial Nitrates	Th. MT	49.6	47.4	2.2	5%
Industrial Chemicals Revenues	MUS$	40.5	33.8	6.7	20%

Industrial chemicals revenues for the nine months ended September 30, 2021 were slightly lower compared to revenues reported during the same period last year. This was a result of lower sales volumes of solar salts which reached approximately 67,000 metric, a portion of the total solar salt sales volumes of 100,000 metric tons that we expect to sell this year for the project in the Middle East.

We have also seen industrial nitrates (net solar salts) price increase during the last two quarters following the price trend seen in the fertilizer applications for the same products. While expect this trend to continue into the fourth quarter, our average price for this business line will be have an impact of fixed solar salt prices under the current contract.

Gross profit(4) for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the nine months ended September 30, 2021.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$23.6 million for the nine months ended September 30, 2021, an increase compared to US$21.1 million for the nine months ended September 30, 2020.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$1,068.2 million for the nine months ended September 30, 2021, an increase of 34.3% compared to US$795.1 million for the same period in 2021.

Administrative Expenses

Administrative expenses totaled US$83.9 million (4.7% of revenues) for the nine months ended September 30, 2021, compared to US$74.6 million (5.7% of revenues) for the nine months ended September 30, 2020.

SQM S.A. 3Q2021 Earnings release	7

Financial Indicators

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2021 were US$55.8 million, compared to US$52.6 million for the nine months ended September 30, 2020.

Income Tax Expense

For the nine months ended September 30, 2021, the income tax expense reached US$105.9 million, representing an effective tax rate of 28.2%, compared to an income tax expense of US$52.4 million during the nine months ended September 30, 2020. The Chilean corporate tax rate was 27.0% in 2021 and 2020.

Adjusted EBITDA(5)

Adjusted EBITDA for the nine months ended September 30, 2021 was US$626.0 million (Adjusted EBITDA margin of 35.2%), compared to US$433.6 million (Adjusted EBITDA margin of 33.3%) for the nine months ended September 30, 2020.

Adjusted EBITDA for the third quarter of 2021 was US$250.9 million (Adjusted EBITDA margin of 37.9%), compared to US$146.2 million (Adjusted EBITDA margin of 32.3%) for the third quarter of 2020.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	The earnings per share for the nine months ended September 30, 2020 and the third quarter 2020 were calculated with 263,196,524 shares while earnings per share for the nine months ended September 30, 2021 and the third quarter 2021 were calculated with 285,638,456, following a capital increase which we completed during April 2021.
3)	The net income for the nine months ended September 30, 2020 was affected by a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
5)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 3Q2021 Earnings release	8

	For the 3rd quarter		For the nine months ended September 30,
(US$ millions)	2021	2020	2021	2020
Profit for the Period	108.4	3.3	269.1	100.0
(+) Depreciation and amortization expenses	56.1	57.1	162.5	157.9
(+) Finance costs	19.3	20.7	58.6	65.1
(+) Income tax expense	43.8	6.3	105.9	52.4
EBITDA	227.6	87.5	596.1	375.4
(-) Other income	1.3	16.3	16.1	22.8
(-) Other gains (losses)	0.9	(6.2)	(3.9)	(12.0)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.8	1.5	7.3	7.9
(+) Other Expenses	(25.1)	(71.6)	(39.7)	(83.7)
(+) Impairment of financial assets and reversal of impairment losses	0.9	(0.6)	0.3	1.2
(-) Finance income	1.0	2.2	2.9	12.5
(-) Foreign currency translation differences	(4.1)	(0.2)	(12.9)	(7.0)
Adjusted EBITDA	250.9	146.2	626.0	433.6

SQM S.A. 3Q2021 Earnings release	9

Consolidated Statement of Financial Position

(US$ Millions)	As of Sep. 30,	As of Dec. 31,
	2021	2020
Total Current Assets	4,476.6	2,569.3
Cash and cash equivalents	1,865.0	509.1
Other current financial assets	754.3	348.1
Accounts receivable (1)	563.7	427.8
Inventory	1,111.9	1,093.0
Others	181.6	191.3

Total Non-current Assets	2,336.8	2,249.2
Other non-current financial assets	10.4	51.9
Investments in related companies	44.2	86.0
Property, plant and equipment	1,867.1	1,737.3
Other Non-current Assets	415.0	374.0

Total Assets	6,813.3	4,818.5

Total Current Liabilities	622.7	475.9
Short-term debt	45.0	69.0
Others	577.7	406.9

Total Long-Term Liabilities	2,866.3	2,180.0
Long-term debt	2,589.1	1,899.5
Others	277.2	280.5

Shareholders' Equity before Minority Interest	3,285.5	2,123.1

Minority Interest	38.8	39.5

Total Shareholders' Equity	3,324.3	2,162.6

Total Liabilities & Shareholders' Equity	6,813.3	4,818.5

Liquidity (2)	7.2	5.4

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

SQM S.A. 3Q2021 Earnings release	10

Consolidated Statement of Income

(US$ Millions)	For the 3rd quarter		For the nine months ended Sep. 30,
	2021	2020	2021	2020
Revenues	661.6	452.9	1,778.0	1,303.4

Lithium and Lithium Derivatives	185.2	95.3	483.4	246.5
Specialty Plant Nutrition (1)	229.2	174.8	640.5	522.6
Iodine and Iodine Derivatives	108.6	74.1	328.1	262.7
Potassium Chloride & Potassium Sulfate	88.7	65.5	208.0	143.0
Industrial Chemicals	40.5	33.8	94.4	107.5
Other Income	9.3	9.4	23.6	21.1

Cost of Goods Sold	(380.7)	(281.0)	(1,068.2)	(795.1)
Depreciation and Amortization	(56.1)	(57.1)	(162.5)	(157.9)

Gross Profit	224.8	114.8	547.3	350.4

Administrative Expenses	(30.0)	(25.7)	(83.9)	(74.6)
Financial Expenses	(19.3)	(20.7)	(58.6)	(65.1)
Financial Income	1.0	2.2	2.9	12.5
Exchange Difference	(4.1)	(0.2)	(12.9)	(7.0)
Other	(20.0)	(60.6)	(19.8)	(63.8)

Income Before Taxes	152.4	9.6	375.1	152.4

Income Tax	(43.8)	(6.3)	(105.9)	(52.4)

Net Income before minority interest	108.6	3.3	269.2	100.0

Minority Interest	(2.5)	(1.6)	(5.3)	(2.5)

Net Income	106.1	1.7	263.9	97.5
Net Income per Share (US$)	0.37	0.01	0.92	0.37

(1) Includes other specialty fertilizers

SQM S.A. 3Q2021 Earnings release	11

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 3Q2021 Earnings release	12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 17, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.